THIS NOTE AND ANY SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

COMBAT FLIP FLOPS

CONVERTIBLE PROMISSORY NOTE

Series Seed Preferred 2023

$ **October11, 2023**

For value received, Combat Flip Flops, LLC., a Delaware corporation (the "**Company**"), promises to pay to [________________], [a/an] [STATE] [resident or entity type] (the "**Investor**") the principal sum of $[______________] (the "**Principal Balance**"), together with interest on the unpaid Principal Balance at a rate equal to six percent (6%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless this Note is earlier converted in accordance with Section 6 below, all unpaid Principal Balance, together with any then unpaid and accrued interest (the "**Outstanding Balance**") shall be due and payable on the earliest to occur of: (1) 15 days following the demand of the Investor, which demand may not be made earlier than December 31, 2026; or (2) the occurrence of an Event of Default (as defined below) (such earliest date, the "**Maturity Date**"). This note (this "**Note**") is one of the Series Seed Preferred 2023 Convertible Promissory Notes issued by the Company to raise interim financing of up to $500,000 (subject to increase by agreement of the Company and the Major Investors (as defined below and as further defined in the Investors' Rights Agreement dated March 15, 2023.)

The following is a statement of the rights of the Investor and the conditions to which this Note is subject, and to which the Investor, by the acceptance of this Note, agrees:

1. **Definitions.** As used in this Note, the following capitalized terms have the following meanings.

(a) "**Change of Control**" means a change in ownership or control of the Company effected through any of the following transactions, but in each case excluding a bona fide financing transaction effected primarily for capital raising purposes: (i) any person or group (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than the Company or a Person that directly or indirectly controls, is controlled by, or is under common control with the Company, that becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total outstanding voting securities of the Company pursuant to a equity purchase transaction or a tender or exchange offer made directly to the Company's equity holders; (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity immediately after giving effect to such transaction or series of related transactions;

(iii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company; or (iv) the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions.

(b)   "**Common Units**" means the common membership units of the Company, if so designated, or, if not, the class of membership units held by the founders of the Company.

(c)   "**Company**" means the Person specified in the introductory paragraph of this Note or any Person who shall succeed to or assume the obligations of the Company under this Note.

(d)   "**Conversion Units**" means the Units of the Company into which this Note converts pursuant to Section 6.

(e)   "**Discounted Purchase Price**" means the lesser of (i) eighty percent (80%) of the lowest price per unit of the Preferred Units paid by the investors of new money in the Qualified Financing and (ii) the price per unit obtained by dividing $8,800,000 by the Company's Fully-Diluted Capitalization immediately prior to the closing of the Qualified Financing.

(f)   "**Event of Default**" has the meaning given in Section 4 hereof.

(g)   "**Fully-Diluted Capitalization**" means (i) all outstanding Units (including all classes), (ii) outstanding warrants (on an as-exercised and as-converted-to-Common-Units basis), (iii) outstanding options and incentive units, (iv) options and Units reserved for future grant but excluding any newly created options reserved for future grant after the date of the conversion of the Notes, and (v) any other convertible or exercisable securities (on an as-converted-to-Common-Units basis); but excluding, for this purpose, any conversion of the Notes in the Series Seed Preferred 2023 offering and any outstanding notes or other convertible securities issued for capital raising purposes.

(h)   "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

(i)   "**Investors**" means, collectively, the holders of the Notes.

(j)   "**Majority in Interest of Investors**" means one or more Persons holding more than 50% of the aggregate Outstanding Balance of all Notes.

(k)   "**Non-Qualified Financing**" means an equity financing of the Company other than a Qualified Financing.

(l)   "**Non-Qualified Financing Closing Date**" means the date of the first closing of the Non-Qualified Financing.

(m)   "**Non-Qualified Financing Discounted Purchase Price**" means the lesser of (a) eighty percent (80%) of the lowest price per unit at which Non-Qualified Financing Units are sold in the Non-Qualified Financing and (b) the price per unit obtained by dividing

$8,800,000 by the Company's Fully-Diluted Capitalization immediately prior to the Non-Qualified Financing.

(n)   "**Non-Qualified Financing Units**" means the series and class of units of the Company sold in the Non-Qualified Financing.

(o)   "**Notes**" means the Series Seed Preferred 2023 Convertible Promissory Notes having substantially identical terms to this Note, except with respect to the date of the note, the note principal amount, the investor, and certain investor rights.

(p)   "**Outstanding Balance**" has the meaning given in the introductory paragraph hereof, and shall be reduced by any prepayment (including any converted Prepayment Amount) made by the Company in accordance with the terms of this Note.

(q)   "**Parallel Series of Units**" means a parallel series of Non-Qualified Financing Units having, in all respects, the same rights, preferences and privileges as the Non-Qualified Financing Units and which votes together with the Non-Qualified Financing Units and not as a separate series or class; *provided, however*, that the original issue price of such parallel series of Non-Qualified Financing Units shall be equal to the Non-Qualified Financing Discounted Purchase Price and other such related items, such as dividends and anti-dilution, if applicable, are adjusted accordingly.

(r)   "**Parallel Series of Preferred Units**" means a parallel series of Preferred Units having, in all respects, the same rights, preferences and privileges as the Preferred Units sold in the Qualified Financing and which votes together with the Preferred Units sold in the Qualified Financing and not as a separate series or class; *provided, however*, that the original issue price of such parallel series of Preferred Units shall be equal to the Discounted Purchase Price and other such related items, such as dividends and anti-dilution, if applicable, are adjusted accordingly.

(s)   "**Person**" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity.

(t)   "**Preferred Units**" means any class or series of preferred units of the Company.

(u)   "**Principal Balance**" has the meaning given in introductory paragraph hereof, and shall be reduced by any prepayment of the Principal Balance made by the Company in accordance with the terms of this Note.

(v)   "**Qualified Financing**" means an equity financing with the principal purpose of raising capital, in which the Company sells Preferred Units, with aggregate gross proceeds to the Company of not less than $8,800,00 (excluding any and all indebtedness under the Notes and any other indebtedness or similar convertible securities that shall be converted into Units of the Company in conjunction with such equity financing).

(w)   "**Securities Act**" means the Securities Act of 1933, as amended.

Other capitalized terms not defined above shall have the meanings ascribed to them below.

2.   **Payment of Interest.** Accrued interest on this Note shall not compound, and shall be payable at such time as the Principal Balance shall be payable.

3.   **Prepayment.** Unless expressly provided herein, the Note may not be prepaid at any time prior to the Maturity Date without the written consent of the Majority in Interest of Investors.

4.   **Events of Default.** The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a)   <u>Failure to Pay</u>. The Company shall fail to pay when due (i) the Outstanding Balance; or (ii) any other payment required under the terms of this Note; *provided, however*, that prior to such failure to pay being deemed an Event of Default, the Investor must send written notice to the Company of the Company's failure to pay and the Company shall have thirty (30) days from the Company's receipt of such written notice from the Investor to remedy such failure to pay.

(b)   <u>Voluntary Bankruptcy or Insolvency Proceedings</u>. The Company shall: (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of its creditors, (iii) be dissolved or liquidated, (iv) admit in writing that it is unable to pay its debts as they become due, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing.

(c)   <u>Involuntary Bankruptcy or Insolvency Proceedings</u>. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced, and such proceeding is not dismissed or discharged within 90 days of commencement.

5.   **Rights of Investor upon Default.** Upon the occurrence or existence of any Event of Default described in <u>Subsection 4(a)</u> and at any time thereafter during the continuance of such Event of Default, a Majority in Interest of Investors may, by written notice to the Company, declare the Outstanding Balance to be immediately due and payable without any further presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in <u>Subsections 4(b)</u> and <u>4(c)</u>, immediately and without notice, the Outstanding Balance shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Investor may exercise any other right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

6. **Conversion.**

(a) <u>Qualified Financing Conversion</u>.

(i) *Qualified Equity Financing*. In the event that the Company consummates a Qualified Financing at any time while this Note is outstanding, then the Outstanding Balance shall automatically convert into Preferred Units issued in such Qualified Financing, in accordance with this <u>Subsection 6(a)</u>, at the Discounted Purchase Price. The total number of Preferred Units that the Investor shall be entitled to upon conversion of this Note pursuant to this <u>Subsection 6(a)(i)</u> shall be equal to the number obtained by dividing (x) the Outstanding Balance by (y) the Discounted Purchase Price.

(ii) *Parallel Series of Preferred Units*. The issuance of Preferred Units pursuant to <u>Subsection 6(a)(i)</u> shall be upon the terms and subject to the conditions applicable to the Qualified Financing; *provided, however*, at the option of the Company, the Outstanding Balance may convert into a Parallel Series of Preferred Units.

(iii) *Qualified Financing Conversion Procedure*. Prior to the Company's delivery of the Conversion Units pursuant to <u>Subsections 6(a)(i)</u> and <u>6(a)(ii)</u>, the Investor shall be required to execute and deliver to the Company all transaction documents related to the Qualified Financing; *provided, however*, that, with the exception of variations related to the Parallel Series of Preferred Units, such transaction documents are the same documents to be entered into with all other purchasers of the Preferred Units participating in the Qualified Financing. The Investor acknowledges that such transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an Initial Public Offering).

(b) <u>Non-Qualified Financing Conversion.</u>

(i) *Non-Qualified Equity Financing*. In the event that, prior to the Maturity Date and any other conversion of the Outstanding Balance, the Company consummates a Non-Qualified Financing, then the Investor shall have the option to convert the Outstanding Balance into Non-Qualified Financing Units at a conversion price equal to the Non-Qualified Financing Discounted Purchase Price. The total number of Non-Qualified Financing Units that the Investor shall be entitled to receive upon conversion of this Note pursuant to this <u>Subsection 6(b)</u> shall be equal to the number obtained by dividing (x) the Outstanding Balance by (y) the Non-Qualified Financing Discounted Purchase Price.

(ii) *Parallel Series of Units.* The issuance of Non-Qualified Financing Units pursuant to <u>Subsection 6(b)(i)</u> shall be upon the terms and subject to the conditions applicable to the Non-Qualified Financing; *provided, however*, at the option of the Company, the Outstanding Balance may convert into a Parallel Series of Units.

(iii) *Timing of Election.* To exercise its conversion option pursuant to <u>Subsection 6(b)(i)</u>, the Investor shall give the Company written notice of such election within ten (10) business days following receipt of notice from the Company of the

Non-Qualified Financing. If the Investor exercises its conversion option pursuant to Subsection 6(b)(i), such conversion shall be deemed to have occurred as of the Non-Qualified Financing Closing Date.

(iv)   *Non-Qualified Financing Conversion Procedure*. Prior to such conversion of the Outstanding Balance into and issuance of the Conversion Units pursuant to Subsections 6(b)(i) and 6(b)(ii), the Investor shall execute and deliver to the Company all applicable transaction documents related to the Non-Qualified Financing; *provided, however*, that, with the exception of variations related to the Parallel Series of Units, such transaction documents shall be the same documents to be entered into with all other purchasers of Non-Qualified Financing Units participating in the Non-Qualified Financing. The Investor acknowledges that such transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an Initial Public Offering).

(c)   Change of Control Conversion.

(i)   *Conversion Upon Change of Control or Initial Public Offering*. If, prior to the Maturity Date, there is a Change of Control or Initial Public Offering, and provided the Outstanding Balance has not been previously converted, the Investor may elect either: (A) to convert the Outstanding Balance (calculated as of immediately prior to the closing of such Change of Control or Initial Public Offering) into fully paid and nonassessable immediately prior to the closing of any such Change of Control or Initial Public Offering, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not the Note is delivered to the Company for cancellation; or (B) subject to Subsection 6(c)(ii) below, receive the Outstanding Balance plus 1x the Principal Balance of the Note in cash, payable immediately prior to the Change of Control. The total number of Parallel Series Seed Preferred Units that the Investor shall be entitled to receive upon conversion of this Note pursuant to clause 6(c)(i) shall be equal to the number obtained by dividing the Outstanding Balance by the price equal to the lesser of: (x) the price per unit of the Change of Control or Initial Public Offering and (y) the price obtained by dividing $8,800,000 by the Company's Fully-Diluted Capitalization (excluding the unused portion of any equity incentive plans) as of immediately prior to any such Change of Control or Initial Public Offering.

(ii)   *Election of Investors*. In the event that a Majority in Interest of the Investors elect to convert their Notes into in accordance with this Subsection 6(c), all Notes shall be so converted.

(iii)   *Change of Control Conversion Procedure*. Prior to such conversion of the Outstanding Balance into and issuance of the Parallel Series Seed Preferred Units pursuant to Subsection 6(c)(i), the Investor shall deliver to the Company at the Company's principal corporate office (A) written notice of the Investor's election, (B) execute and deliver to the Company a unit purchase agreement reasonably acceptable to the Company containing customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an Initial Public Offering), and (C) surrender this Note, duly endorsed, at the office of the Company. The Company shall, as soon as practicable thereafter, issue and deliver to the Investor a certificate or certificates for the number of Parallel Series Seed

Preferred Units into which the Outstanding Balance converted (bearing such legends as are required by the applicable stock purchase agreement and related transaction documents, and applicable state and federal securities laws in the opinion of counsel to the Company). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note, or, if such conversion is contingent upon the consummation of a Change of Control or Initial Public Offering, the conversion shall be deemed to have been made upon the consummation of such Change of Control or Initial Public Offering, and the Investor shall be treated for all purposes as the record holder of such units as of such date.

(d)   Maturity Conversion. In the event this Note has not been converted or otherwise repaid prior to the Maturity Date, the Outstanding Balance may be converted on or after the Maturity Date, at the option of the Company into that number of Parallel Series Seed Preferred Units determined by dividing the Outstanding Balance by the per-unit price calculated by dividing $8,800,000 by the Company's Fully-Diluted Capitalization as of the Maturity Date.

(e)   Fractional Units on Conversion. No fractional units will be issued on conversion of this Note. With respect to any fraction of a unit called for upon the conversion of this Note, such fractional unit shall be rounded down to the nearest whole unit, and the Investor hereby forgives any payment owed to the Investor equal to such fractional unit.

(f)   Notices of Record Date. In the event of:

(i)   Any taking of a record of the holders of any class of securities of the Company by the Company for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any units of any class or any other securities or property, or to receive any other right; or

(ii)   Any capital reorganization or recapitalization of the Company, any reclassification of the units of the Company, any transfer of all or substantially all of the assets of the Company to any other Person, or any Change of Control; or

(iii)   Any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then the Company will mail to the Investor at least ten (10) days prior to the earliest date specified therein, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and the amount and character of such dividend, distribution or right; and (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining equity holders entitled to vote thereon.

(g)   Termination of Rights. All rights with respect to this Note shall terminate upon the conversion of this Note and the Company shall be forever released from all its obligations and liabilities hereunder, regardless of whether this Note has been surrendered to the Company for cancellation. Notwithstanding the foregoing, the Investor agrees to surrender this Note to the Company for cancellation immediately following conversion of this Note.

(h)   Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to thirty (30) days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

7.   **Representations and Warranties by the Company**. The Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a)   Organization and Standing. The Company (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign company in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a material adverse effect on the Company.

(b)   Authorization. All action on the part of the Company necessary for the authorization, execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby and otherwise for the authorization, issuance and delivery of the Notes has been taken.

(c)   Use of Proceeds. The proceeds of the sale and issuance of the Notes shall be used for professional services, purchasing inventory, freight costs, marketing, advertising and general corporate purposes.

(d)   Intellectual Property. The Company owns or possesses all Company Intellectual Property without any known conflict with, or infringement of, the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. To the Company's knowledge, it will not be necessary to use any inventions of any of its employees or consultants made prior to their employment by the Company. Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted. For purposes of this Subsection 7(d), "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, tradenames, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e) <u>Litigation</u>. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of the Company, threatened against the Company or any of its properties or, to the knowledge of the Company, any of its officers or directors (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Note, or that could reasonably be expected to have a material adverse effect on the Company.

(f) <u>Non-Contravention</u>. The execution and delivery by the Company of the Notes and the performance and consummation of the transactions contemplated thereby do not and will not (i) violate the Company's certificate of formation, Amended and Restated Limited Liability Company Agreement, Investors' Rights Agreement (as amended, the "**Charter Documents**") or any material judgment, order, writ, decree, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Person to accelerate (whether after the giving of notice or lapse of time or both), any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

(g) <u>No Violation or Default</u>. To the knowledge of the Company, it is not in violation of or in default with respect to (i) its Charter Documents or any material judgment, order, writ, decree, statute, rule or regulation applicable to such Person; or (ii) any material mortgage, indenture, agreement, instrument or contract to which the Company is a party or by which it is bound (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(h) [Intentionally Omitted]

(i) <u>No Other Representations and Warranties</u>. Except for the representations and warranties contained in this <u>Section 7</u>, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty with respect to any projections, estimates or budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component of any of the foregoing) of the Company and its business.

8. **Representations and Warranties by the Investor.** The Investor hereby represents and warrants to the Company as of the date hereof as follows:

(a)   Binding Obligation. The Investor has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder. This Note constitutes valid and binding obligations of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   Investor Suitability. Please see the Investor signature page.

(c)   No Registration or Qualification. The Investor acknowledges that the Note and any Conversion Units have not been and will not be registered under the Securities Act, and are being offered and sold under one or more of the exemptions from registration provided for in Sections 4(a)(2) and 3(b) of the Securities Act. The Investor also acknowledges that the Company is relying on the truth and accuracy of the Investor's representations, warranties, and acknowledgments made in this Note in offering the Note and the Conversion Units for sale without registering them under the Securities Act or qualifying them under applicable state securities laws.

(d)   Speculative Securities. The Investor understands that (i) an investment in the Note and the Conversion Units is suitable only for an investor who is able to bear the economic consequences of losing his or her entire investment; (ii) an investment in the Note and the Conversion Units is speculative and involves a high degree of risk of loss; and (iii) there are substantial restrictions on the transferability of, and there will be no public market for, the Note or the Conversion Units, and accordingly, the Investor may not be able to liquidate an investment in the Note or the Conversion Units in the case of an emergency.

(e)   Investment Experience; Ability to Bear Risk. The Investor is an investor in securities of companies in the development stage and/or has such knowledge and experience in financial or business matters such that it is able to fend for itself and is capable of evaluating the merits and risks of the investment in the Note and Conversion Units. The Investor has the financial ability (i) to bear the economic risk of an investment in the Note and the Conversion Units; (ii) to hold the Note and/or the Conversion Units for an indefinite period of time; and (iii) currently to afford a complete loss of an investment in the Note and/or Conversion Units without experiencing any undue financial difficulties. In addition, the Investor's commitments to all speculative investments (including the investment in the Note and the Conversion Units) are reasonable in relation to the Investor's net worth and annual income.

(f)   Start-Up Venture. The Investor acknowledges that (i) the Company is mission driven; (ii) the Company relies heavily on seasonal online sales; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

(g)   No Review. The Investor acknowledges that this transaction has not been reviewed or scrutinized by the Securities and Exchange Commission ("**SEC**") or by any administrative agency charged with the administration of the securities laws of any state, and that no such agency has passed on or made any recommendation or endorsement of the Note or the Conversion Units.

(h)   Investment Intent. The Investor is acquiring the Note and will acquire the Conversion Units issuable upon conversion thereof, in good faith solely for the Investor's personal account, for investment purposes only, and not with a view to any sale, distribution, subdivision, or fractionalization thereof, in whole or in part.

(i)   Transfer Restrictions. The Investor agrees not to sell, convey, transfer, pledge, hypothecate, or otherwise dispose of ("**Transfer**") any of the Conversion Units unless the Conversion Units to be Transferred have been registered under the Securities Act and qualified under any applicable state and foreign securities laws, or the Investor has delivered to the Company a written opinion of legal counsel satisfactory to the Company stating that an exemption from registration is available.

(j)   No General Solicitation. The Investor represents that at no time was the Investor presented with or solicited by any leaflet, public informational meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation relating to the purchase of the Note or the issuance of the Conversion Units.

(k)   Access to Information. Investor represents that Investor is aware of the business affairs, operations, business plan, principals, management and financial condition of the Company; that Investor has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Note and the Conversion Units; that Investor has received, carefully read, and understands all materials that have been requested by Investor, and the Company has answered all inquiries that Investor has put to it; that Investor has had access to all additional information, including the Company's most recent business plan (if one is available) and financial forecasts, and has taken all steps necessary to evaluate the merits and risks of an investment in the Note and the Conversion Units. To the extent that the Investor has not sought information regarding any particular matter, the Investor represents that the Investor had no interest in doing so and that such matters are not material to the Investor in connection with this investment. The Investor has accepted the responsibility for conducting the Investor's own investigation and obtaining for the Investor, from the above sources and other sources, such information as to the foregoing and all other subjects as the Investor deems relevant or appropriate in connection with this investment. Investor acknowledges and agrees that (i) in making its decision to purchase this Note and to consummate the transactions contemplated hereby, Investor has relied solely upon its own investigation and the express representations of the Company set forth in Section 7, and (ii) neither the Company nor any other Person has made any representation or warranty as to the Company, the Company's business or this Note, except as expressly set forth in Section 7.

(l)   Tax and Legal Advice. The Investor is not relying on, nor has relied on the Company or any of the Company's officers, directors, equity holders, representatives, agents or advisers (including the Company's legal counsel), for any advice, including without limitation, any financial, tax, or legal advice in connection with the transactions contemplated by this Note. The Investor has had an opportunity to consult with its legal counsel and tax and other advisers regarding the purchase of the Note and Conversion Units. The Investor shall be responsible for any and all taxes, duties and other similar charges payable in connection with the issuance of the Note and Conversion Units, and hereby agrees to indemnify the Company and its successors and assigns with respect to the same.

(m)   No Guarantee. Investor acknowledges that it never has been represented, guaranteed or warranted by the Company or its principals, including any of the officers, directors, employees or agents, or any other persons, whether expressly or by implication, that: (i) the Company or Investor will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or Investor's investment in the Company; or (ii) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Note and/or the Conversion Units or of the Company's activities.

(n)   Residency. In the case of an Investor who is an individual, the state of the Investor's residency, or in the case of an Investor that is a corporation, partnership, limited liability company, or other entity, the state of the Investor's principal place of business, is correctly set forth on the Investor signature page to this Note.

(o)   Survival. The representations, warranties, acknowledgments, and agreements of the Investor set forth in this Note shall survive both (i) the delivery of the Note and the issuance of the Conversion Units, and (ii) the Investor's death or disability, and will be binding upon the Investor's heirs, executors, administrators, successors, and assigns.

(p)   Foreign Investors. If the Investor is not a United States person or is deemed not to be a United States person (as defined by Rule 902(k) under the Securities Act), the Investor hereby represents that: (i) it has not and will not solicit offers to buy, offer for sale, or sell the Note or Conversion Units in the United States, (ii) it has not engaged in, and it will not engage or cause any third party to engage, in any directed selling efforts (as such term is defined in Regulations S of the Securities Act), (iii) it is not a distributor or dealer (as such terms are defined in Regulation S of the Securities Act), (iv) it is not acquiring the Note or Conversion Units for the account or benefit of any United States person, (v) the Investor's subscription and payment for, and its continued beneficial ownership of, the Note and Conversion Units, will not violate any applicable securities or other laws of its jurisdiction, and (vi) it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Note, including (A) the legal requirements within its jurisdiction for the purchase of the Note, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Note or Conversion Units.

(q)   Indemnification. The Investor agrees to indemnify and hold harmless the Company, its agents, employees, officers, and directors from and against any and all losses, claims, damages or liabilities (including costs and attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement made by the Investor in this Agreement.

9.   **Confidentiality Obligations**. Anything in this Note to the contrary notwithstanding, no Investor by reason of this Note shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights in respect of the Investor if the Company reasonably determines the Investor to be a competitor or an officer, employee, director or owner of five percent (5%) or more of a competitor. The Investor agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company other than disclosure to the Investor's attorneys, accountants, consultants, and other similar professionals, to

the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

       10.   **Miscellaneous.**

       (a)   <u>Assignment by Company</u>**.** This Note and any of the rights, interests or obligations hereunder may not be assigned, by operation of law or otherwise, in whole or in part, by the Company to any affiliate of or successor in interest to the Company without the consent of either (a) the Investor or (b) a Majority in Interest of Investors.

       (b)   <u>Counterparts</u>. This Note may be executed in the original or by facsimile and/or in any number of counterparts, each of which shall be enforceable against the party or parties actually executing such counterparts, and all of which together shall constitute one instrument.

       (c)   <u>Entire Agreement</u>. This Note and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

       (d)   <u>Expenses</u>. The Company and the Investor shall each bear their own expenses incurred with respect to this Note and the transactions contemplated hereby.

       (e)   <u>Governing Law</u>. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions of the State of Delaware, or of any other state.

       (f)   <u>Notices</u>. All notices and other communications required or permitted hereunder shall be in writing. Each such notice or other communication shall for all purposes of this Note be treated as effective or having been given (i) if delivered personally, by messenger or by confirmed facsimile, when delivered, (ii) if sent by electronic mail, when sent by the Company to the last email address provided by the Investor, (iii) if sent by mail, at the earlier of its receipt or seventy-two (72) hours after same has been deposited, postage prepaid, in a regularly maintained receptacle for the deposit of the United States mail, or (iv) if sent by overnight delivery by Federal Express or similar courier, one business day after the business day of deposit with such courier, and shall be addressed (x) if to the Investor, at the Investor's address as set forth on the Investor signature page to this Note, and (y) if to the Company, at the address of its principal corporate offices (Attn: President), or at such other address as a party may designate by ten (10) days' advance written notice to the other parties pursuant to the provisions above.

       (g)   <u>Pari Passu Notes</u>. The Investor acknowledges and agrees that the payment of all or any portion of the Outstanding Balance shall be pari passu in right of payment and in all other respects to the other Notes.

       (h)   <u>Payment</u>. Unless converted into Conversion Units pursuant to the terms hereof, payment of the Outstanding Balance shall be made in lawful tender of the United States.

       (i)   <u>Replacement of the Note</u>. Subject to any restrictions on or conditions to Transfer set forth in any Note, the holder of any Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Company's principal executive office, and promptly thereafter and at the Company's expense, except as provided below, receive in exchange therefor one or more new Note(s), each in the principal requested by such holder, dated the date to which interest shall have been paid on the Note so surrendered or, if no interest shall have yet been so paid, dated the date of the Note so surrendered and registered in the name of such Person or Persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then unpaid principal amount of the Note so surrendered. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as the Note being replaced, in the same principal amount as the unpaid principal amount of such Note and dated the date to which interest shall have been paid on such Note or, if no interest shall have yet been so paid, dated the date of such Note.

(j)   Successors and Assigns. Subject to the restrictions on Transfer described in Subsections 10(a) and 10(k) below, the rights and obligations of the Company and the Investor of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(k)   Transfer of this Note. With respect to any offer, sale or other disposition of this Note, the Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of the Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any applicable federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify the Investor that the Investor may sell or otherwise dispose of this Note in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Subsection 10(k) that the opinion of counsel for the Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify the Investor promptly after such determination has been made. Each Note thus Transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Person to whom the Investor shall Transfer this Note shall execute an adoption agreement to this Note, agreeing to be bound as the Investor by all of the terms and conditions hereof and thereof. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, Transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of Transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of Outstanding Balance hereon and for all other purposes whatsoever, whether or not this Note shall be overdue, and the Company shall not be affected by notice to the contrary.

(l)   Unsecured and Subordinated. This Note is unsecured. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any senior indebtedness, which may include indebtedness to banks or other lending institutions and any indebtedness or evidence of indebtedness expressly made senior to this Note, in existence on the date of this Note or hereafter incurred.

(m)   Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then applicable legal maximum rate shall be deemed a payment of and applied against the Principal Balance.

(n)   Waivers. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(o)   Waiver and Amendment. Any provision of all of the Notes may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors; *provided, however*, that no such amendment, waiver or consent shall: (a) reduce the principal amount of any Note without the affected Investor's written consent; or (b) reduce the rate of interest of any Note without the affected Investor's written consent. Any amendment or waiver effected in accordance with this Subsection 10(o) shall be binding upon all the holders of the Notes.

(p)   Waiver of Jury Trial; Judicial Reference. THE INVESTOR HEREBY AGREES AND THE COMPANY HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY OF THE DOCUMENTS ASSOCIATED WITH THIS TRANSACTION. THIS PARAGRAPH SHALL NOT RESTRICT A PARTY FROM EXERCISING REMEDIES UNDER THE UNIFORM COMMERCIAL CODE OR FROM EXERCISING PRE-JUDGMENT REMEDIES UNDER APPLICABLE LAW.

[signature pages follow]

IN WITNESS WHEREOF, the Company has caused this Note to be issued to the Investor as of the date first written above.

Company: Combat Flip Flops LLC

By: _____

Name: _____

Title: _____

Email: _____

Address: _____

_____

IN WITNESS WHEREOF, the Investor has caused this Note to be duly executed and delivered as of the date listed below.

INVESTOR: _____

By: _____   Date: _____

Name:_____
　　　(if Investor is an entity)

Title:_____
　　　(if Investor is an entity)

Address:_____

　　　_____

Email Address: _____

Investor Suitability. *[PLEASE INITIAL EACH OF THE FOLLOWING PARAGRAPHS THAT ARE APPLICABLE TO YOU]*:

　　___　　The Investor is an accredited investor within the meaning of Regulation D prescribed by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, meaning that he, she, or it is (i) a bank, insurance company, registered investment company, business development company, or small business investment company; or (ii) an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million; or (iii) a charitable organization, corporation, or partnership with assets exceeding $5 million; or (iv) a director, executive officer, or general partner of the Company; or (v) a business in which all the equity owners are accredited investors; or (vi) a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of purchase, excluding the value of the primary residence of such person; or (vii) a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or (viii) a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

　　___　　The Investor is not an accredited investor as defined above.

　　___　　The Investor has the knowledge and experience in financial and business matters so that he or she is capable of evaluating the merits and risks of an investment in the Note and the Conversion Units.